Exhibit 99.4

AIRMEDIA GROUP INC.

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADRs”)

REPRESENTING ORDINARY SHARES OF

AIRMEDIA GROUP INC.

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Resolution 1	☐	☐	☐	Resolution 2 (d)	☐	☐	☐	Resolution 6 (a)	☐	☐	☐

Resolution 2 (a)	☐	☐	☐	Resolution 3	☐	☐	☐	Resolution 6 (b)	☐	☐	☐

Resolution 2 (b)	☐	☐	☐	Resolution 4	☐	☐	☐	Resolution 6 (c)	☐	☐	☐

Resolution 2 (c)	☐	☐	☐	Resolution 5	☐	☐	☐	Resolution 6 (d)	☐	☐	☐

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.
Address Change	☐	Mark box, sign and indicate changes/comments below:			☐

			Sign Below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

1.	As a special resolution, THAT the Articles of Association of the Company currently in effect be amended by the insertion of a new Article 77A, immediately following existing Article 77 and immediately preceding existing Article 78.

2.	As an ordinary resolution, subject to Resolution 1 above being passed, THAT each of the following Directors shall retire from office and cease to be a Director at the Annual General Meeting held in 2013, pursuant to Article 77A(a):

(a)	XIANG Songzuo

(b)	DING Junjie

(c)	XU Qing

(d)	XIA Donglin

3.	As an ordinary resolution, subject to Resolutions 1 and 2 above being passed, THAT XIANG Songzuo be re-elected to serve an additional term of office which shall expire on 31 July 2015.

4.	As an ordinary resolution, subject to Resolutions 1 and 2 above being passed, THAT DING Junjie be re-elected to serve an additional term of office which shall expire on 31 July 2015.

5.	As an ordinary resolution, subject to Resolutions 1 and 2 above being passed, THAT XU Qing be re-elected to serve an additional term of office which shall expire on 31 July 2015.

6.	As an ordinary resolution, subject to Resolutions 1 and 2 above being passed, THAT each of the following Directors shall serve a term of office which shall expire on 31 July 2014 pursuant to Article 77A(b), and upon the expiry of each such Director’s term of office, such Director shall be eligible for re-election by the Board in accordance with Article 77A(d):

(a)	GUO Herman Man

(b)	FENG James Zhonghua

(c)	SHAN Shichong

(d)	YANG Conor Chia-Hung

AirMedia Group Inc.
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of AirMedia Group Inc. (the “Company”) will be held at 2:00 p.m. (Beijing time), on Thursday, July 18, 2013 at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Company’s Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), July 16, 2013. Only the registered holders of record as of the close of business on June 21, 2013, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record on June 21, 2013, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by ADRs, in accordance with the instructions given at the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (Eastern Standard Time), on July 16, 2013.

For more information regarding the Meeting, including the Notice of Meeting and Proxy Statement, please visit the Company’s website at http://ir.airmedia.net.cn/phoenix.zhtml?c=214947&p=irol-AGM.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.